UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of April 2020

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F	☐	40-F	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:	☐	No:	☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:	☐	No:	☒

Sierra Wireless Reaches Agreement With Lion Point Capital

Two New Highly Qualified and Experienced Independent Directors to Join Board of Directors

VANCOUVER, British Columbia--(BUSINESS WIRE)--April 16, 2020--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy, today announced that it has entered into an agreement with Lion Point Capital, LP ("Lion Point"), an investment firm which holds approximately 9.4 percent of Sierra Wireless’ total shares outstanding, regarding the membership and composition of the Sierra Wireless Board of Directors (the “Board”) and its committees, as well as certain customary standstill restrictions. Under the terms of the agreement, two incumbent directors, Paul C. Cataford and Joy Chik, will step down from the Board and two new independent directors, Jim Anderson and Karima Bawa, will be appointed to the Board, effective immediately.

Additionally, subject to shareholder approval of a resolution at the 2020 Annual General Meeting to increase the maximum size of the Board, promptly following the 2020 Annual General Meeting, the Board will appoint (i) two additional independent directors recommended by Lion Point and (ii) one independent director selected by the Board. These directors, Martin Mc Court, Mark Twaalfhoven and Raj Talluri, will be Board observers until their appointment to the Board shortly after the upcoming 2020 Annual General Meeting, currently scheduled for May 21st.

Robin Abrams, Board Chair, Sierra Wireless, said: “We welcome Jim and Karima to the Board of Directors and look forward to their contributions. At the same time, I want to thank Paul and Joy for their contributions to Sierra Wireless during their terms. Sierra Wireless is continuing to execute on our strategy to transform from a hardware-focused IoT company to delivering full IoT solutions with recurring revenue attached to our market-leading IoT devices. Our Board members have the varied and extensive industry expertise needed to build value for the Company and our stockholders, and to take advantage of the numerous opportunities ahead in the IoT market.”

Didric Cederholm, Chief Investment Officer of Lion Point Capital, said, “We are pleased that we could work constructively with Sierra Wireless’ Board to reach this agreement to strengthen the Board with new highly qualified and experienced independent directors who have an outstanding track record of value creation. We believe Sierra Wireless’ core technology and unique position in the IoT space have significant value overlooked by the public markets. We look forward to seeing Sierra Wireless harness its full growth and profitability potential with the goal of unlocking its intrinsic value and maximizing shareholder returns.”

Jim Anderson

Jim Anderson is Lattice Semiconductor’s President and CEO and serves on the Company’s Board of Directors. He joined Lattice in September 2018 and has since driven a transformation of the company that has led to record profitability and more than a doubling of market capitalization. Prior to Lattice, Mr. Anderson led AMD’s Computing and Graphics business group from 2015. Prior to AMD, he held a broad range of leadership positions spanning general management, engineering, sales, marketing, and strategy at companies including, Intel, Broadcom Limited (formerly, Avago Technologies) and LSI Corporation. Mr. Anderson holds an MBA and Master of Science in electrical engineering and computer science from the Massachusetts Institute of Technology, a Master of Science in electrical engineering from Purdue University, and a Bachelor of Science in electrical engineering from the University of Minnesota.

Karima Bawa

Karima is a Senior Fellow at the Centre for International Governance and Innovation and serves as an IP Advisor. She is a board member for the College of Patent Agents and Trademark Agents and for the British Columbia Health Professions Review Board. Ms. Bawa is also the former General Counsel and Chief Legal Officer for Research In Motion Limited (now BlackBerry). In the 12 years she served at BlackBerry, she was a member of the senior leadership team and oversaw a global legal team. Ms. Bawa was also a member of various strategic and operational senior management committees. She is a lawyer and holds a Bachelor of Science, a Master in Business Administration and an ICD.D certification from the Institute of Corporate Directors.

Martin D. Mc Court

Over a 14-year career as EVP Strategy and M&A, CTO and CMO for Gemalto, Martin Mc Court was instrumental in repositioning Gemalto from smartcards to Digital Security, building a €1 Billion Platform and Services business on top of the historical hardware business. Executing more than 40 acquisitions, Gemalto doubled in size to €3 Billion revenues, creating leadership positions in the adjacent markets for IOT, Cybersecurity and Biometrics. Gemalto was acquired by Thales in 2019. Previously Mr. Mc Court worked for 20 years at Corning Inc., holding a variety of management roles across R&D, Sales & Marketing, Strategy and M&A, most recently as GM of the worldwide network design and installation business. Mr. McCourt also serves on the board of directors of IDnow GmbH (Germany) and Veridium ID (UK). Mr. Mc Court holds an MBA from INSEAD, a Ph.D from the Institut National Polytechnique de Grenoble, a B.Eng (Electronics) from University College Dublin and is a graduate of the Harvard Business School Corporate Directors Certificate program.

Mark Twaalfhoven

Mark Twaalfhoven is an international executive with more than 25 years of experience in managing and improving efficiency of complex, global technology organizations. Between 2014 and 2019, Mr. Twaalfhoven served as CEO of Pulse Electronics, where he significantly improved profitability and generated a 15-fold return on invested capital upon sale of the company. Previously, Mr. Twaalfhoven was President at Valuec B.V., a Hong Kong based investment firm focusing on performance improvements of growing technology companies. From 2005 to 2009, Mr. Twaalfhoven led the restructuring and successful turnaround of Teleplan International, a listed company providing total lifecycle care solutions for the computer, mobile phone and consumer industries, where he served as President and CEO. Between 1996 and 2005, Mr. Twaalfhoven served in a number of positions, including Senior Vice President and Corporate Officer of Amphenol Corporation, where he led the development and tenfold growth of its Asian operations. Mr. Twaalfhoven holds a Master of Science in Industrial Engineering from Stanford University, a Bachelor’s Degree in Mechanical Engineering from Purdue University and he completed the Advanced Management Program at Harvard Business School.

Raj Talluri

Raj Talluri is a seasoned corporate executive with more than 27 years of corporate experience, spanning business management, strategic marketing, and engineering management. He is currently the Senior Vice President and General Manager of the Mobile Business Unit at Micron Technology Inc. He is responsible for the P&L of this multibillion-dollar business unit, as well as building world-class memory and storage solutions to address the growing market opportunity driven by new usage models, from low-end devices to flagship smartphones. Prior to this role, Mr. Talluri served as senior vice president at Qualcomm Inc. for 9 years. He began his career at Texas Instruments, starting multiple new businesses in digital consumer electronics and wireless technologies. He also served as general manager of the Imaging and Audio business for five years and as general manager of the Cellular Media Solution business. Mr. Talluri holds a Ph. D in electrical engineering from the University of Texas at Austin, a Master of Engineering from Anna University in Chennai, India and a Bachelor of Engineering from Andhra University in Visakhapatnam, India.

The agreement between Sierra Wireless and Lion Point will be filed with the Securities and Exchange Commission on Form 8-K and found on EDGAR at www.sec.gov and with the provincial securities commissions in Canada and found on SEDAR at www.sedar.com.

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is the leading IoT solutions provider that combines devices, network services and software to unlock value in the connected economy. Companies globally are adopting IoT to improve operational efficiency, create better customer experiences, improve their business models and create new revenue streams. Whether it is an integrated solution to help a business securely connect edge devices to the cloud, or a software/API service to help manage processes associated with billions of connected assets, or a platform to extract real-time data to make the best business decisions, Sierra Wireless will work with you to develop the right industry-specific solution for your next IoT endeavor. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

“Sierra Wireless” is a registered trademark of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

About Lion Point Capital

Lion Point Capital is a global special situations investment firm that seeks to invest in equity and debt securities of undervalued public and private companies. Lion Point’s principals and investment team have extensive experience and a successful track record of uncovering and unlocking value through rigorous fundamental analysis and thoughtful action.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

Contacts

Media:
Kim Homeniuk
+1 (604) 233 8028
pr@sierrawireless.com

Investors:
David Climie
+1 (604) 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

	By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date: April 16, 2020